UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 11, 2021

 (Date of Report (Date of earliest event reported))

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321 Fort Lauderdale, FL	33301
(Address of principal executive offices)	(ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

Class A Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

We have received the following questions via email and wanted to provide the answers through this filing instead of providing the answers to the individuals via email:

1.	Question: Does the Company intend to conduct a reverse split of the stock?

Answer: No. The Company currently has no plans to conduct a reverse split. The only time a reverse split would make sense is to up list to a higher tier or exchange.

2.	Question: Does the Company plan to up list to a higher tier?

Answer: Yes. The Company has already had discussions with our attorneys about moving to the OTCQB tier since we already have audited financials. The Company would need to have 2 independent board of directors. We currently have 1 and we have identified the 2nd possible independent board member. After we launch our initial product, we will explore moving to the OTCQB and brining in the 2nd independent board member.

3.	Question: Does the Company plan on updating the website?

Answer: Yes, the current website is temporary. As we get closer to the launch on the product line, our new website along with the e-commerce website for the product lines will go live.

4.	Question: Where do you intend to sell and market the products?

Answer: Initially, we will sale the products on our website and through Amazon. We are hoping to secure placement in retailers such as Target or Whole Foods in 2022. The Company current anticipates that we will be marketing the product line through social media and television ad placement.

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated July 23, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Date: March 11, 2021	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	CEO

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